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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )*



                            SPRINGS INDUSTRIES, INC.
                   -----------------------------------------
                               (Name of Issuer)




                      $.25 Par Value Common Stock Class B
                   -----------------------------------------
                        (Title of Class of Securities)




                                  851783-10-0
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 8 Pages


                   AMENDMENT MATERIAL TO THE ORIGINAL FILINGS

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CUSIP NO.  851783-10-0             SCHEDULE 13G        PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Central Reassurance Corporation

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

                                    175,000 -- Class B

                       --------------------------------------------------------
                       (6)     SHARED VOTING POWER
  NUMBER OF
   SHARES                           0
 BENEFICIALLY
  OWNED BY             --------------------------------------------------------
    EACH               (7)     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                        175,000

                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                                    0

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                175,000

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                2.41%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                CO

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

December 31, 1997

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                               -----    -----
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              Introductory Comments


     The following report is with respect to Class B stock only, no Class A being owned by this filer. Class B stock carries voting privileges equal to four times those to Class A. Class A stock may not convert to Class B but Class B stock may convert to Class A at any time. See 13G for year ending December 31, 1989 for information on rights of Class A versus Class B stock.

     At December 31, 1997, the Company reported that the outstanding shares of Class A and Class B common stock were as follows:

          Class A      -     12,642,257
          Class B      -      7,270,921
                             ----------
                Total  -     19,913,178




     (End of Introductory Comments.)




December 31, 1997

                                Page 3 of 6 Pages


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

Item 1(a).   Name of Issuer:
                  Springs Industries, Inc.
Item 1(b).   Address of Issuer's Principal Executive Offices:
                  205 North White Street
                  Fort Mill, South Carolina 29715
Item 2(a).   Name of Person Filing:
                  Central Reassurance Corporation
Item 2(b).   Address of Principal Business Office or, If None,
             Residence:
                  210 South White Street
                  Lancaster, SC 29720
Item 2(c).   Citizenship:
                  United States of America
Item 2(d).   Title of Class of Securities:
                  $.25 par value common stock Class B
Item 2(e).   CUSIP Number:
                  851783-10-0
Item 3.      Statement Regarding Rules 13d-1(b) or 13d-2(b):
                  Not Applicable.


December 31, 1997

                                Page 4 of 6 Pages


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Item 4. Ownership:

                  (a) Amount Beneficially Owned:
                                                                 175,000 shares.

                  (b) Percent of Class:
                                                                           2.41%

                  (c) Number of shares as to which
                      such person has:

                     (i) sole power to vote or
                         direct the vote
                                                                         175,000

                    (ii) shared power to vote or
                         direct the vote
                                                                               0

                   (iii) sole power to dispose or
                         direct the disposition of
                                                                         175,000

                    (iv) shared power to dispose or
                         direct the disposition of
                                                                               0

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

December 31, 1997


                                Page 5 of 6 Pages


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Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of the Group:

         Not Applicable.

Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     CENTRAL REASSURANCE CORPORATION


January 31, 1998                     By: /s/ Thomas W. Thomas
                                         ----------------------------------
                                         Name: Thomas W. Thomas
                                         Title: Vice President








December 31, 1997

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